UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ___March 2008___

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date:March 11th 2008	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Cardiff Well Testing – Operations Update

Wellington, New Zealand - March 11, 2008 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Following on from the successful rig workover to isolate the K3E formation, testing operations commenced on Cardiff 2A ST-1 two weeks ago. Well testing operations comprises an initial flow period allowing the well to clean up, followed by an extended shut-in period for a pressure build up to assess the current reservoir conditions. The initial clean up phase has been completed and Austral has now shut-in the well. The shut-in period is expected to be 3-4 weeks, after which further testing operations will resume.

The initial flow period recovered workover and completion fluids, and some formation fluid, with small amounts of gas from the reservoir. The reservoir pressure during the test appears to be below expectations, based on the offset Cardiff 1 well data. This could be an indication of reservoir damage during the long dormant period between the initial drilling and this testing program. The remainder of the test program on the K3E reservoir, including re-perforating the reservoir sequence and flow testing, will be reviewed, once the results of the current shut-in period are assessed.

The information gained from this test is an important component of the ongoing Cardiff field appraisal and development activities.

Austral Pacific’s CEO, Thom Jewell, said “Expectations were not high of flowing sustainable gas/condensates from this part of the test program. The perforated interval is assumed to have been badly damaged during the original testing and the well has been left shut-in for the last 18 months, exacerbating the damage and making contact with the reservoir unlikely. However, samples and the pressure data are vital for us to fully assess the potential of this resource that lies in 4 distinct fault compartments and may total between 200-500 bcf. The shut-in period will provide further pressure data and the follow-up operations will depend on the interpretation of this and all available information.”

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Thom Jewell, CEO +64 (4) 495 0880 or Brad Holmes: +1 (713) 304 6962

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.